Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus

Supplement dated May 2, 2017

Registration No. 333-217584

May 2, 2017

$500,000,000 4.500% Senior Unsecured Notes due 2047

Summary of Final Terms and Details of the Issue

Issuer:	Constellation Brands, Inc.

Principal Amount:	$500,000,000 aggregate principal amount.

Title of Securities:	4.500% Senior Notes due 2047.

Final Maturity Date:	May 9, 2047.

Public Offering Price:	99.559% of principal amount plus accrued interest, if any, from and including May 9, 2017.

Coupon:	4.500% per annum.

Interest Payment Dates:	May 9 and November 9.

Record Dates:	April 24 and October 25.

First Interest Payment Date:	November 9, 2017.

Benchmark UST:	2.875% UST due November 15, 2046

Benchmark UST Price & Yield:	97-20 / 2.997%

Spread to Benchmark UST:	153 basis points

Yield to Maturity:	4.527%

Optional Redemption:	At any time prior to November 9, 2046, the Company may redeem some or all of the notes at any time at a redemption price equal to the greater of

• 100% of the principal amount of the notes being redeemed; and

•       the sum of the present values of the remaining scheduled payments of principal and interest (excluding interest accrued to the redemption date) on the notes being redeemed (assuming for this purpose, that the notes mature on November 9, 2046) from the redemption date to the maturity date discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a discount rate equal to the Treasury Rate plus 25 basis points.

On or after November 9, 2046, the Company may redeem the notes, in whole or in part at any time or in part from time to time at a redemption price equal to 100% of the principal amount of the notes to be redeemed.

In each case, the Company will also pay accrued and unpaid interest on the notes to the redemption date.

Mandatory Offer to Redeem Upon Change of Control Triggering Event:

If the Company experiences a change of control triggering event, the Company must offer to repurchase the notes at 101% of their principal amount, plus accrued and unpaid interest, if any, to the repurchase date.

Trade Date:	May 2, 2017.

Settlement Date:	May 9, 2017, which will be the fifth business day following the date of pricing of the notes (such settlement cycle being herein referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

Distribution:	SEC Registered.

CUSIP/ISIN Numbers:	CUSIP: 21036PAT5

ISIN: US21036PAT57

Joint Bookrunners:	Merrill Lynch, Pierce, Fenner & Smith Incorporated
J.P. Morgan Securities LLC
Goldman Sachs & Co. LLC
MUFG Securities Americas Inc.

Co-Managers:	Rabo Securities USA, Inc.
Wells Fargo Securities, LLC
SMBC Nikko Securities America, Inc.
SunTrust Robinson Humphrey, Inc.
BBVA Securities Inc.
BNP Paribas Securities Corp.
PNC Capital Markets LLC

Changes to Preliminary Prospectus Supplement:	The section of the Preliminary Prospectus Supplement titled “Underwriting” is updated by replacing the last two sentences of the eleventh paragraph thereof with the following:
“Also, Goldman Sachs & Co. LLC acted as financial advisor to Home Brew Mart, Inc. in connection with our acquisition of Home Brew Mart, Inc. and received an advisory fee funded by us. In addition, affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman Sachs & Co. LLC are lenders under certain credit facilities to a Sands family investment vehicle that, because of its relationship with members of the Sands family, is an affiliate of the Company. Such credit facilities are secured by pledges of shares of class A common stock of the Company, class B common stock of the Company, or a combination thereof, and personal guarantees of certain members of the Sands family, including Richard Sands and Robert Sands.”

The issuer and the subsidiary guarantors have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or any Joint Bookrunner will arrange to send you the prospectus, at no cost, if you request it by calling, as applicable, (i) the issuer’s Secretary at 1-585-678-7100, (ii) Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322 (toll free) or (iii) J.P. Morgan Securities LLC at 1-212-834-4533 (collect).